FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, February 22, 2002 Series 2002-S6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-~~61840~~ 37616
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: Kari S. Roberts

Name: Kari Roberts
Title: Vice President
Credit Suisse First Boston Mortgage Securities Corp.

Dated: February ___, 2002

CSFB **Credit Suisse First Boston**

CSFB ABS Trust 2002-S6

Derived Information [01/29/02]

[568,000,000] Bonds Offered (Approximate)

CSFB Trust Series 2002-S6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

The Chase Manhattan Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

CSFB ABS TRUST 2002-S6

[568,000,000] (Approximate)

Mortgage Pass-Through Certificates, Series 2002-S6

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[50,000,000]	Senior/Fixed	[]%	[0.4]	AAA/Aaa
A-2 (7)	[233,999,800]	Senior/Adj	LIBOR + []%	[2.2]	AAA/Aaa
A-3	[180,000,000]	Senior/Fixed	[]%	[2.7]	AAA/Aaa
A-IO	Notional (3)	Senior/Schedule IO	[7.00%](5)	N/A	AAA/Aaa
A-R (6)	[100]	Senior/Residual	Net WAC	N/A	AAA/N/A
M-1	[54,000,000]	Mezzanine/Adj	LIBOR + []%	[4.8]	AA/Aa2
M-2	[16,000,000]	Mezzanine/Adj	LIBOR + []%	[4.8]	A/A2
MF-2	[16,000,000]	Mezzanine/Fixed	[]%	[4.8]	A/A2
B	[9,000,000]	Subordinate/Adj	LIBOR + []%	[4.8]	BBB/Baa
BF	[9,000,000]	Subordinate/Fixed	[]%	[4.8]	BBB/Baa
Total	[568,000,000]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (4)	[100]	Subordinate	Net WAC	N/A	N/A

(1) The collateral ramp assumes [4%] CPR increasing to [28%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates, other than the Class A-IO Certificates as described below.
(3) Notional Schedule is included after Net WAC tables. A notional balance equal to the lesser of (i) the Class A-IO Certificates schedule and (ii) the aggregate collateral balance
(4) Receives the prepayment penalties collected on the mortgage loans.
(5) Coupon on Class A-IO Certificates is subject to a Net Rate Cap.
(6) Non-economic residual with the tax liabilities of the REMIC.
(7) The Class A-2 Certificates will have the benefit of the certificate guaranty insurance policy issued by Financial Security Assurance Inc.

SUMMARY TERMS

Underwriters:	Credit Suisse First Boston Corporation
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation, Ocwen Federal Bank FSB
Trustee:	The Chase Manhattan Bank
Cut-off Date:	[February 1, 2002] for the initial Mortgage Loans.
Deal Settlement:	On or about [February 27, 2002]
Investor Settlement:	On or about [February 28, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in March 2002
Accrual Periods:	With regard to the Offered Certificates, except Class A-IO, Class A-R, Class A-1, Class A-3, Class MF-2 and Class BF (i) for any Distribution Date, other than the Distribution Date in March 2002, the period commencing on the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date and (ii) for the Distribution Date in March 2002, the period commencing on the Deal Settlement Date through March 24, 2002. With regard to Class A-IO, Class A-R, Class A-1, Class A-3, Class MF-2 and Class BF, the calendar month immediately preceding the month in which such Distribution date occurs.
Delay Days:	[24 days with respect to the Class A-IO, Class A-R, Class A-1, Class A-3, Class MF-2 and Class BF, and 0 days with respect to the other Certificates.]
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [2.18%] CPR per month to [28%] CPR in month 12, and remaining at [28%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-2, Class A-3, Class A-IO, Class M-1, Class M-2, Class MF-2, Class B, Class BF and Class A-R Certificates as follows: Class A-1: AAA/Aaa Class A-2: AAA/Aaa Class A-3: AAA/Aaa Class A-IO: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class MF-2: A/A2 Class B: BBB/Baa Class BF: BBB/Baa Class A-R: AAA/N/A
Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-2, Class A-3, Class A-IO, Class A-R, Class M-1, Class M-2, Class MF-2, Class B

and Class BF Certificates

ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3, Class A-IO, Class M-1, Class M-2, Class MF-2, Class B and Class BF may be purchased by employee benefit plans that are subject to ERISA
SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Origination Disclosure Practices:	Some of the Group 2 mortgage loans are subject to special rules, disclosure requirements and other regulatory provisions because they are high cost loans. Purchasers or assignees of these high cost loans, including the trust, could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to a mortgagor include monetary penalties, as well as rescission rights if the appropriate disclosures were not given as required or if other violations occurred.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates, except the Class A-IO Certificates, will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-2 Certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B Certificates; and (3) by 50 basis points with respect to the Class A-1, Class A-3, Class MF-2 and Class BF Certificates.
Pass-through Rate:	For the Offered Certificates other than the Class A-R, the Class A-IO, the Class A-1, the Class A-3, the Class MF-2 and the Class BF Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the Maximum Interest Rate, and (iii) the Net Funds Cap. For the Class A-IO Certificates, the lesser of (i) [7.00%] and the Net Rate Cap. For the Class A-1 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-3 Certificates, the lesser of [%] and the Net Funds Cap. For the Class MF-2 Certificates, the lesser of [%] and the Net Funds Cap. For the Class BF Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap.
Class A-IO Notional Balance:	The lesser of the Class A-IO Schedule amount and the aggregate collateral balance.
Net Funds Cap:	With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the Class A-IO interest payment amount, (iii) the trustee fee amount, (iv) the loss mitigation advisor fee, and (v) the premium due for the Class A-2 certificate guaranty insurance policy by (y) the product of (i) the aggregate principal balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) 1/12.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates, except the Class A-IO, the Class A-1, the Class A-3, the Class MF-2 and the Class BF Certificates, is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.

Maximum Interest Rate: A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee, the trustee fee and loss mitigation advisor fee

Principal and Interest Advancing: Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

Accrued Certificate Interest: For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A-1, A-2, A-3	[18.25]%	[22.25]%	[44.50]%
M-1	[8.75]%	[12.75]%	[25.50]%
M-2, MF-2	[3.00]%	[7.00]%	[14.00]%
B, BF	[0.00]%	[4.00]%	[8.00]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [4.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [8.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2, Class MF-2, Class B and Class BF Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in [March] 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to [44.50]%.

Trigger Event: A Trigger Event will be in effect for any distribution date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [TBD] of the Senior Enhancement Percentage for such distribution date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
Mar. 2002 – Feb. 2005	N/A
Mar. 2005 – Feb. 2005	[TBD]
Mar. 2006 – Feb. 2006	[TBD]
Mar. 2007 – Feb. 2007	[TBD]
Mar. 2008 – Feb. 2008	[TBD]
Mar. 2009 and thereafter	[TBD]

Registration: The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount of each loan group will be distributed on each Distribution Date as follows:

1. To FSA, any premium due for the Class A-2 certificate guaranty insurance policy;
2. Concurrently, to the Class A-1, Class A-2, Class A-3, Class A-IO, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
3. To FSA, any reimbursement for amounts paid under the Class A-2 certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. Concurrently, to the Class M-2 and Class MF-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Classes, *pro rata;*
6. Concurrently, to the Class B and Class BF Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Classes, *pro rata*; and
7. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in June 2006 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. First to the Class A-R, until the Class Certificate Balance thereof has been reduced to zero, and then concurrently (a) sequentially to the Class A-1 and Class A-3 Certificates and (b) to the Class A-2 Certificates, based on their respective Class Certificate Balances, in each case until the Class Certificate Balance of each such class has been reduced to zero. All distribution of principal to the Class A-1 and Class A-3 Certificates will be derived from loan group 1. All distribution of principal to the Class A-2 Certificates will be derived from loan group 2. If on any distribution date one of the Class A-3 or Class A-2 Certificates is reduced to zero, the remaining amount of principal to be allocated to such class on such distribution date will be distributed to the other class of Class A Certificates. Any monthly excess cashflow shall be allocated between the Class A-1 / Class A-3 Certificates and the Class A-2 Certificates *pro rata* based on the aggregate collateral balance of the respective loan group as at the beginning of the collection period.
3. To FSA, any reimbursement for amounts paid under the Class A-2 certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1 Certificates first, then to the Class M-2 and Class MF-2 Certificates *pro*

rata, then to the Class B and Class BF Certificates *pro rata*, until the respective Class Certificate Balances are reduced to zero; and

5. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date (assuming no Trigger Event is in effect) will be allocated in the following priority:

1. Commencing on the distribution date in June 2006 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Concurrently, (a) sequentially, to the Class A-1 and Class A-3 Certificates and (b) to the Class A-2 Certificates, based on their respective Class Certificate Balances, in accordance with the Target Credit Enhancement percentages until the Class Certificate Balances of each such Class has been reduced to zero. All distribution of principal to the Class A-1 and Class A-3 Certificates will be derived from loan group 1. All distribution of principal to the Class A-2 Certificates will be derived from loan group 2. If on any distribution date one of the Class A-3 or Class A-2 Certificates is reduced to zero, the remaining amount of principal to be allocated to such class on such distribution date will be distributed to the other class of Class A Certificates. Any monthly excess cashflow shall be allocated between the Class A-1 / Class A-3 Certificates and the Class A-2 Certificates *pro rata* based on the aggregate collateral balance of the respective loan group as at the beginning of the collection period.
3. To FSA, any reimbursement for amounts paid under the Class A-2 certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1 Certificates, then concurrently to the Class M-2 and Class MF-2 Certificates *pro rata,* and then concurrently to the Class B and Class BF Certificates *pro rata,* in accordance with the Target Credit Enhancement percentages for each class; and
5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 and Class MF-2 Certificates, any unpaid realized loss amounts for such Class, *pro rata*;
5. To the Class B and Class BF Certificates, any unpaid realized loss amounts for such Class, *pro rata*;
6. To the Class A-2 Certificates, any Basis Risk Carry Forward Amounts, for such Class;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;

CSFB ABS TRUST 2002-S6

BOND SUMMARY

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	0.61	0.49	0.41	0.36	0.32	0.26
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	1.17	0.83	0.75	0.58	0.58	0.42

Class A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.44	3.04	2.24	1.65	1.22	0.91
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	13.42	9.33	7.00	5.42	3.00	2.08

Class A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.38	3.71	2.73	1.99	1.47	1.09
First Pay (Years)	1.17	0.83	0.75	0.58	0.58	0.42
Last Pay (Years)	13.42	9.33	7.00	5.42	2.92	2.08

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.05	6.2	4.87	4.53	4.25	2.37
First Pay (Years)	4.50	3.08	3.33	3.67	3.00	2.08
Last Pay (Years)	13.42	9.33	7.00	5.42	4.42	2.75

Class M-2 and Class MF-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.05	6.2	4.77	4.1	3.93	2.94
First Pay (Years)	4.50	3.08	3.17	3.33	3.50	2.75
Last Pay (Years)	13.42	9.33	7.00	5.42	4.42	3.00

Class B and Class BF	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.05	6.2	4.74	3.98	3.65	2.99
First Pay (Years)	4.50	3.08	3.08	3.17	3.25	3.00
Last Pay (Years)	13.42	9.33	7.00	5.42	4.42	3.00

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	0.61	0.49	0.41	0.36	0.32	0.26
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	1.17	0.83	0.75	0.58	0.58	0.42

Class A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	4.54	3.25	2.42	1.79	1.22	0.91
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	18.83	14.67	14.67	12.00	3.00	2.08

Class A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.48	3.94	2.94	2.17	1.47	1.09
First Pay (Years)	1.17	0.83	0.75	0.58	0.58	0.42
Last Pay (Years)	17.83	14.67	14.67	11.83	2.92	2.08

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.27	6.77	5.34	4.92	5.49	2.37
First Pay (Years)	4.50	3.08	3.33	3.67	3.00	2.08
Last Pay (Years)	15.75	14.67	13.00	10.25	9.67	2.75

Class M-2 and Class MF-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.27	6.74	5.18	4.44	4.19	4.03
First Pay (Years)	4.50	3.08	3.17	3.33	3.50	2.75
Last Pay (Years)	14.67	14.67	11.50	9.08	7.25	6.58

Class B and Class BF	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	9.27	6.60	5.04	4.23	3.83	3.89
First Pay (Years)	4.50	3.08	3.08	3.17	3.25	3.58
Last Pay (Years)	14.67	13.08	9.83	7.75	6.25	4.33

Net Funds Cap Table

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	9.12%	9.12%	9.12%	9.12%
2	9.25%	9.23%	9.22%	9.20%
3	9.36%	9.33%	9.30%	9.27%
4	9.47%	9.43%	9.38%	9.32%
5	9.57%	9.51%	9.44%	9.36%
6	9.67%	9.59%	9.49%	9.38%
7	9.76%	9.66%	9.54%	9.39%
8	9.84%	9.72%	9.57%	9.39%
9	9.92%	9.77%	9.60%	9.36%
10	9.99%	9.83%	9.62%	9.34%
11	10.06%	9.88%	9.65%	9.32%
12	10.13%	9.93%	9.67%	9.30%
13	10.19%	9.98%	9.70%	9.27%
14	10.25%	10.03%	9.72%	9.25%
15	10.31%	10.08%	9.75%	9.23%
16	10.37%	10.12%	9.77%	9.21%
17	10.42%	10.17%	9.79%	9.18%
18	10.47%	10.21%	9.82%	9.16%
19	10.52%	10.25%	9.84%	9.13%
20	10.57%	10.29%	9.86%	9.11%
21	10.61%	10.33%	9.88%	9.09%
22	10.66%	10.37%	9.91%	9.06%
23	10.70%	10.41%	9.93%	9.04%
24	10.74%	10.44%	9.95%	9.01%
25	10.78%	10.48%	9.97%	8.99%
26	10.81%	10.51%	9.99%	8.96%
27	10.85%	10.55%	10.02%	8.94%
28	10.88%	10.58%	10.04%	8.91%
29	10.91%	10.61%	10.06%	8.88%
30	10.94%	10.64%	10.08%	8.85%
31	11.58%	11.59%	11.61%	11.62%
32	11.58%	11.59%	11.61%	11.62%
33	11.58%	11.59%	11.61%	11.62%
34	11.58%	11.59%	11.61%	11.62%
35	11.58%	11.60%	11.62%	11.62%
36	11.59%	11.60%	11.62%	11.62%

Notional Balance Table

Period	Class A-IO Notional Scheduled Balance
0	198,705,837
1	187,425,743
2	176,784,718
3	166,746,614
4	157,277,328
5	148,344,679
6	139,918,307
7	131,969,566
8	124,471,431
9	117,398,400
10	110,726,415
11	104,432,777
12	98,496,069
13	92,896,087
14	87,613,765
15	82,631,118
16	77,931,178
17	73,497,934
18	69,316,281
19	65,371,970
20	61,651,555
21	58,142,354
22	54,832,397
23	51,710,397
24	48,765,702
25	45,988,263
26	43,368,600
27	40,897,769
28	38,567,333
29	36,369,332
30	-

Statistical Collateral Summary – Group 1

All information on the Group 1 Mortgage Loans is approximate and is based off of scheduled balances as of the 02/01/02 cutoff date. The final numbers will be found in the prospectus supplement.

		Min	Max
Total Number of Loans	8,753		
Total Outstanding Loan Balance	$ 282,095,454		
Average Loan Current Balance	$ 32,298	$3,185	$149,926
Weighted Average Combined LTV	94.82%	15.00%	100.00%
Weighted Average Coupon	12.23%	7.10%	17.000%
Weighted Average FICO (Non-Zero)	682		
Weighted Average Age (Months)	4		
% Prepayment Penalties	40.67%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	7.001 - 7.500	13	313,588.48	0.11
	7.501 - 8.000	61	1,619,122.73	0.57
	8.001 - 8.500	217	6,254,611.85	2.22
	8.501 - 9.000	466	13,267,469.21	4.70
	9.001 - 9.500	422	13,356,600.60	4.73
	9.501 - 10.000	511	16,519,989.17	5.86
	10.001 - 10.500	406	13,383,513.79	4.74
	10.501 - 11.000	730	24,960,964.73	8.85
	11.001 - 11.500	569	18,950,013.05	6.72
	11.501 - 12.000	596	18,983,875.97	6.73
	12.001 - 12.500	684	21,180,541.07	7.51
	12.501 - 13.000	736	23,496,871.53	8.33
	13.001 - 13.500	537	16,717,076.98	5.93
	13.501 - 14.000	662	21,212,288.44	7.52
	14.001 - 14.500	1,933	65,689,696.44	23.29
	14.501 - 15.000	180	5,286,505.32	1.87
	15.001 - 15.500	17	468,688.14	0.17
	15.501 - 16.000	9	300,041.65	0.11
	16.001 - 16.500	2	49,889.34	0.02
	16.501 - 17.000	2	84,105.29	0.03
	Total:	**8,753**	**282,095,453.79**	**100.00**
FICO	601 - 625	457	14,162,466.14	5.02
	626 - 650	2,099	67,234,534.64	23.83
	651 - 675	1,928	64,014,907.64	22.69
	676 - 700	1,516	49,444,955.95	17.53
	701 - 725	1,046	34,196,920.43	12.12
	726 - 750	829	26,195,537.89	9.29
	751 - 775	568	17,458,763.98	6.19
	776 - 800	281	8,538,652.33	3.03
	801 - 825	29	848,714.78	0.30
	Total:	**8,753**	**282,095,453.79**	**100.00**

Scheduled Balance	0.01 - 25,000.00	3,287	60,065,404.90	21.29
	25,000.01 - 50,000.00	4,490	160,824,890.41	57.01
	50,000.01 - 75,000.00	850	49,413,578.38	17.52
	75,000.01 - 100,000.00	94	8,085,266.87	2.87
	100,000.01 - 125,000.00	26	2,847,592.79	1.01
	125,000.01 - 150,000.00	6	858,720.44	0.30
	Total:	**8,753**	**282,095,453.79**	**100.00**
Combined LTV	15.001 - 20.000	2	78,877.76	0.03
	20.001 - 25.000	3	104,642.22	0.04
	25.001 - 30.000	5	219,706.31	0.08
	30.001 - 35.000	3	67,385.00	0.02
	35.001 - 40.000	7	292,397.09	0.10
	40.001 - 45.000	13	497,151.22	0.18
	45.001 - 50.000	11	523,915.36	0.19
	50.001 - 55.000	17	857,884.03	0.30
	55.001 - 60.000	17	663,361.86	0.24
	60.001 - 65.000	41	1,713,754.05	0.61
	65.001 - 70.000	44	2,213,234.56	0.78
	70.001 - 75.000	68	2,824,555.66	1.00
	75.001 - 80.000	189	8,372,995.53	2.97
	80.001 - 85.000	245	7,597,974.37	2.69
	85.001 - 90.000	1,393	38,180,683.79	13.53
	90.001 - 95.000	1,974	61,479,291.03	21.79
	95.001 - 100.000	4,721	156,407,643.95	55.44
	Total:	**8,753**	**282,095,453.79**	**100.00**
Documentation Type	Full Documentation	4,215	127,699,310.56	45.27
	Alternative Documentation	421	13,140,118.49	4.66
	Reduced Documentation	1,111	34,446,971.23	12.22
	No Ratio	322	12,007,191.43	4.26
	No Income/ No Asset	1,371	51,002,014.50	18.08
	Stated Income / Stated Assets	1,313	43,799,847.57	15.53
	Total:	**8,753**	**282,095,453.79**	**100.00**
Occupancy Status	Primary	7,906	261,045,019.18	92.54
	Second Home	76	1,932,432.33	0.69
	Investment	771	19,118,002.27	6.78
	Total:	**8,753**	**282,095,453.79**	**100.00**
State	California	3,082	120,207,115.79	42.61
	Washington	402	13,187,335.57	4.67
	Florida	407	11,437,438.12	4.05
	Texas	428	10,997,460.33	3.90
	Colorado	261	9,096,246.27	3.22

State (cont.)	Arizona	322	8,609,367.52	3.05
	New York	221	8,364,282.91	2.97
	Oregon	265	7,976,924.59	2.83
	Massachusetts	204	7,398,750.97	2.62
	Maryland	215	6,992,407.26	2.48
	Virginia	236	6,500,922.38	2.30
	Georgia	209	6,078,234.42	2.15
	Pennsylvania	262	5,725,950.47	2.03
	Nevada	187	5,406,272.64	1.92
	Ohio	219	5,063,524.41	1.79
	Other	1,833	49,053,220.13	17.39
	Total:	**8,753**	**282,095,453.79**	**100.00**
Purpose	Purchase	5,866	181,496,576.45	64.34
	Refi Cashout	2,225	81,438,528.94	28.87
	Refi R/T	622	17,764,875.57	6.30
	Home Improvement	18	614,639.57	0.22
	Debt Consolidation	21	760,233.27	0.27
	Unknown	1	20,600.00	0.01
	Total:	**8,753**	**282,095,453.79**	**100.00**
Product Type	Fixed Rate	8,753	282,095,453.79	100.00
	Total:	**8,753**	**282,095,453.79**	**100.00**
Property Type	Single Family Residence	6,347	204,008,863.64	72.32
	Planned Unit Development	1,052	35,158,809.01	12.46
	2-4 Family	631	20,550,930.65	7.28
	Condominium	688	21,605,504.29	7.66
	Cooperative	2	49,254.03	0.02
	Manufactured Housing	15	317,765.26	0.12
	Townhouse/Rowhouse	18	404,326.92	0.14
	Total:	**8,753**	**282,095,453.79**	**100.00**
Lien Position	Second Lien	8,753	282,095,453.79	100.00
	Total:	**8,753**	**282,095,453.79**	**100.00**

Statistical Collateral Summary – Group 2

All information on the Group 2 Mortgage Loans is approximate and is based off of scheduled balances as of the 02/01/02 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	4,103		
Total Outstanding Loan Balance	$ 285,619,941		
Average Loan Current Balance	$69,751	$1,346	$400,000
Weighted Average Combined LTV – Second Liens	90.28%	7.00%	100.00%
Weighted Average Coupon	12.40%	7.63%	17.88%
Weighted Average FICO (Non-Zero)	677		
Weighted Average Age (Months)	4		
% Prepayment Penalties	50.82%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	1	399,672.12	0.14
	7.001 - 7.500	3	101,099.45	0.04
	7.501 - 8.000	18	1,338,420.36	0.47
	8.001 - 8.500	63	4,429,750.43	1.55
	8.501 - 9.000	140	10,400,143.94	3.64
	9.001 - 9.500	167	12,239,317.22	4.29
	9.501 - 10.000	248	21,382,743.34	7.49
	10.001 - 10.500	232	20,507,593.34	7.18
	10.501 - 11.000	420	33,363,570.50	11.68
	11.001 - 11.500	298	23,246,955.71	8.14
	11.501 - 12.000	270	21,485,384.12	7.52
	12.001 - 12.500	246	18,177,066.59	6.36
	12.501 - 13.000	296	21,024,948.95	7.36
	13.001 - 13.500	416	20,053,918.23	7.02
	13.501 - 14.000	308	15,960,883.35	5.59
	14.001 - 14.500	802	52,890,164.80	18.52
	14.501 - 15.000	126	6,153,998.84	2.15
	15.001 - 15.500	35	1,704,299.58	0.60
	15.501 - 16.000	11	514,734.31	0.18
	16.001 - 16.500	1	25,597.16	0.01
	16.501 - 17.000	2	219,679.10	0.08
	Total:	**4,103**	**285,619,941.45**	**100.00**
FICO	Not Available	32	1,357,207.24	0.47
	476 - 500	1	14,888.52	0.01
	526 - 550	5	200,984.76	0.07
	551 - 575	70	2,283,470.02	0.80
	576 - 600	259	8,657,485.40	3.03
	601 - 625	906	34,010,830.80	11.91
	626 - 650	581	47,341,577.78	16.58

	651 - 675	615	53,367,950.74	18.68
	676 - 700	552	49,554,661.66	17.35
	701 - 725	418	35,777,065.29	12.53
	726 - 750	332	27,746,488.06	9.71
	751 - 775	219	16,603,046.08	5.81
FICO (cont.)	776 - 800	102	7,548,704.12	2.64
	801 - 825	11	1,155,580.99	0.40
	Total:	**4,103**	**285,619,941.45**	**100.00**
Scheduled Balance	0.01 - 25,000.00	567	10,056,904.68	3.52
	25,000.01 - 50,000.00	1,090	42,103,565.76	14.74
	50,000.01 - 75,000.00	1,183	74,958,887.08	26.24
	75,000.01 - 100,000.00	682	59,417,831.26	20.80
	100,000.01 - 125,000.00	248	28,136,936.05	9.85
	125,000.01 - 150,000.00	109	15,139,438.81	5.30
	150,000.01 - 175,000.00	44	7,153,602.83	2.50
	175,000.01 - 200,000.00	54	10,395,949.49	3.64
	200,000.01 - 225,000.00	28	6,019,985.01	2.11
	225,000.01 - 250,000.00	23	5,589,917.38	1.96
	250,000.01 - 275,000.00	9	2,352,229.63	0.82
	275,000.01 - 300,000.00	10	2,934,769.55	1.03
	300,000.01 - 325,000.00	2	637,000.00	0.22
	325,000.01 - 350,000.00	8	2,729,918.07	0.96
	350,000.01 - 375,000.00	8	2,886,513.07	1.01
	375,000.01 - 400,000.00	38	15,106,492.78	5.29
	Total:	**4,103**	**285,619,941.45**	**100.00**
Combined LTV	5.001 - 10.000	9	382,075.54	0.13
	10.001 - 15.000	5	172,158.01	0.06
	15.001 - 20.000	13	532,956.29	0.19
	20.001 - 25.000	15	806,900.00	0.28
	25.001 - 30.000	5	652,698.03	0.23
	30.001 - 35.000	2	439,193.06	0.15
	40.001 - 45.000	5	877,059.87	0.31
	45.001 - 50.000	10	1,425,759.75	0.50
	50.001 - 55.000	9	1,298,342.27	0.45
	55.001 - 60.000	18	2,327,850.05	0.82
	60.001 - 65.000	31	3,991,257.61	1.40
	65.001 - 70.000	45	5,799,033.59	2.03
	70.001 - 75.000	75	9,341,671.51	3.27
	75.001 - 80.000	208	21,751,067.96	7.62
	80.001 - 85.000	209	16,672,286.70	5.84
	85.001 - 90.000	903	59,828,222.10	20.95
	90.001 - 95.000	774	52,557,647.21	18.40
	95.001 - 100.000	1,767	106,763,761.89	37.38
	Total:	**4,103**	**285,619,941.45**	**100.00**
Documentation Type	Full Documentation	2,287	124,098,487.37	43.45
	Alternative Documentation	96	6,481,960.04	2.27

	Reduced Documentation	628	51,866,367.50	18.16
	No Ratio	158	13,136,177.40	4.60
	No Income/ No Asset	556	55,386,662.62	19.39
	Stated Income / Stated Assets	378	34,650,286.52	12.13
	Total:	**4,103**	**285,619,941.45**	**100.00**
Occupancy Status	Primary	3,912	269,083,928.69	94.21
	Second Home	35	4,443,631.13	1.56
	Investment	155	12,042,381.63	4.22
	Not Available	1	50,000.00	0.02
	Total:	**4,103**	**285,619,941.45**	**100.00**
State	California	2,215	175,439,046.99	61.42
	New York	181	14,743,787.45	5.16
	Washington	127	7,919,112.78	2.77
	Florida	117	7,209,745.78	2.52
	Massachusetts	106	7,024,873.36	2.46
	New Jersey	66	5,740,476.94	2.01
	Virginia	87	5,556,261.41	1.95
	Colorado	83	5,307,955.10	1.86
	Arizona	87	5,248,058.40	1.84
	Texas	124	4,993,729.13	1.75
	Maryland	83	4,815,101.90	1.69
	Illinois	73	4,191,388.14	1.47
	Nevada	55	3,423,183.62	1.20
	Utah	49	3,315,392.24	1.16
	Georgia	65	3,309,815.41	1.16
	Other	585	27,382,012.80	9.59
	Total:	**4,103**	**285,619,941.45**	**100.00**
Purpose	Purchase	2,640	168,065,086.33	58.84
	Cashout Refinance	1,236	99,822,585.08	34.95
	Rate/Term Refinance	197	14,575,966.42	5.10
	Home Improvement	19	2,212,461.41	0.77
	Debt Consolidation	9	804,692.21	0.28
	Not Available	2	139,150.00	0.05
	Total:	**4,103**	**285,619,941.45**	**100.00**
Product Type	Fixed Rate	4,103	285,619,941.45	100.00
	Total:	**4,103**	**285,619,941.45**	**100.00**
Property Type	Single Family Residence	2,923	201,039,526.32	70.39
	Planned Unit Development	673	50,222,266.95	17.59
	2-4 Family	312	21,635,505.06	7.57
	Condominium	187	12,021,117.80	4.21
	Cooperative	1	73,976.35	0.03
	Manufactured Housing	1	87,250.00	0.03
	Townhouse/Rowhouse	6	540,298.96	0.19
	Total:	**4,103**	**285,619,941.45**	**100.00**

Lien Position	Second Lien	4,103	285,619,941.45	100.00
	Total:	**4,103**	**285,619,941.45**	**100.00**

2002-S6 - A-1

Balance	$50,000,000.00	Delay	24
Coupon	3.289	Dated	2/1/2002
Settle	2/28/2002	First Payment	3/25/2002

Price	*50 PPC, Call (Y)* Yield	*75 PPC, Call (Y)* Yield	*100 PPC, Call (Y)* Yield	*150 PPC, Call (Y)* Yield	*200 PPC, Call (Y)* Yield
99-28	3.1805	3.1472	3.1177	3.062	3.0068
99-29	3.1267	3.0798	3.0382	2.9596	2.8817
99-30	3.0729	3.0124	2.9586	2.8572	2.7568
99-31	3.0191	2.945	2.8792	2.755	2.632
100-00	2.9654	2.8777	2.7998	2.6528	2.5073
100-01	2.9117	2.8104	2.7205	2.5508	2.3827
100-02	2.8581	2.7432	2.6412	2.4488	2.2583
100-03	2.8044	2.676	2.562	2.3469	2.134
100-04	2.7509	2.6088	2.4829	2.2451	2.0098
WAL	0.59536	0.47366	0.40093	0.31081	0.25419
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84

2002-S6 BF

Balance	$8,515,964.45	Delay	24
Coupon	6	Dated	2/1/2002
Settle	2/28/2002	First Payment	3/25/2002

Price	*50 PPC, Call (Y)*	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*125 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Yield	Yield	Yield	Yield	Yield	Yield
92-02	7.2801	7.6909	8.0885	8.3987	8.5767	9.0628
92-06	7.2592	7.6628	8.0535	8.3584	8.5334	9.011
92-10	7.2382	7.6348	8.0186	8.3181	8.4901	8.9593
92-14	7.2173	7.6068	7.9838	8.278	8.4469	8.9077
92-18	7.1965	7.5788	7.949	8.2379	8.4038	8.8562
92-22	7.1757	7.5509	7.9142	8.1978	8.3608	8.8048
92-26	7.1549	7.5231	7.8795	8.1579	8.3178	8.7535
92-30	7.1341	7.4952	7.8449	8.118	8.2749	8.7022
93-02	7.1134	7.4675	7.8104	8.0782	8.232	8.6511
WAL	9.03681	6.19501	4.73165	3.97658	3.63903	2.98611
LIBOR_1MO	1.84	1.84	1.84	1.84	1.84	1.84